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                            Press Release                           EXHIBIT 1
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LOS ANGELES, March 29 -- Bank Plus Corporation (Nasdaq: BPLS - news; Bank Plus
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or the Corporation), and its subsidiaries (the Company), which include Fidelity
Federal Bank, FSB (Fidelity or the "Bank"), today reported the withdrawal of notices by two stockholders of their intent to nominate directors and propose resolutions at the 1999 annual meeting of stockholders of Bank Plus (the "1999 Annual Meeting"). In connection with these withdrawals, Bank Plus has executed separate agreements with each of these stockholders. One of these agreements is with entities affiliated with Hovde Financial, Inc. (collectively, the "Hovde Persons"). The other is with La Salle Financial Partners, L.P. and certain of its affiliates (the "La Salle Group"). Copies of these agreements will be filed with the Company's Form 8K.

Under these agreements, (i) Bank Plus has appointed Irving Beimler as a director on the Bank Plus Board for a term expiring at the annual meeting of stockholders in the year 2000, subject to the non-objection of the Office of Thrift Supervision (the "OTS"); and (ii) Bank Plus amended its Bylaws to, among other things, provide that three or more unaffiliated holders of 20% of Bank Plus' outstanding common stock may call a special meeting of stockholders and that directors of the Company will be elected by a plurality, rather than a majority, vote of voting shares present or represented at a meeting of stockholders.

In return, the Hovde Persons agreed they would not: (i) call a special meeting of stockholders or participate in any solicitation of proxies to vote Bank Plus securities; (ii) otherwise seek to control the management, Board or policies of Bank Plus; or (iii) prior to October 31, 1999, seek any amendment of their Rebuttal Agreement with the OTS or submit any filing for a change in control of Bank Plus (a "Control Action"). In addition, the Hovde Persons agreed: (a) to vote for the director nominees proposed by the Board at the 1999 Annual Meeting; and (b) to withdraw their OTS change in control application. The agreement terminates on the earliest to occur of (x) the taking of a Control Action by any of the Hovde Persons after October 31, 1999; (y) the failure of Mr. Beimler or any substitute nominee to be approved by the OTS as a director on or before June 24, 1999 or August 24, 1999, respectively; or (z) April 28, 2000. Upon the termination or breach of the agreement by the Hovde Persons, Mr. Beimler (or a substitute nominee, if applicable) will resign from the Board.

Under the agreement with the La Salle Group, the La Salle Group agreed, among other things, they would not: (i) call a special meeting of stockholders or participate in any solicitation of proxies to vote Bank Plus securities; or (ii) otherwise seek to control the management, Board or policies of Bank Plus. The La Salle Group also agreed to vote for the director nominees proposed by the Board at the 1999 Annual Meeting. The agreement terminates on the latest to occur of (a) October 31, 1999; or (b) the end of the first term of office of Mr. Beimler as a director (or a substitute nominee, if applicable).

Irving R. Beimler is currently Senior Vice President of Hovde Capital, Inc. where he is responsible for the identification and placement of investment and merchant banking funds. Prior to joining Hovde Capital, Mr. Beimler has held senior management positions with a number of financial institutions including serving as Executive Vice President and Chief Credit Officer for Fleet Bank of New York and Riggs National Corporation.

Bank Plus Corporation is the holding company for Fidelity Federal Bank, FSB, which offers a broad range of consumer financial services, including demand and time deposits and mortgage loans. In addition, through its affiliate Gateway Investment Services, Inc., a NASD-registered broker/dealer, Fidelity provides customers of the Bank with investment products, including mutual funds, annuities and insurance. Fidelity operates through 38 full-service branches, 37 of which are located in Southern California, principally in Los Angeles and Orange counties.


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